Mail Stop 0306

May 25, 2005


Dustin M. Shindo
Chairman of the Board of Directors,
President and Chief Executive Officer
Hoku Scientific, Inc.
2153 North King Street, Suite 300
Honolulu, Hawaii 96819

Re:	Hoku Scientific, Inc.
	Registration Statement on Form S-1
      Filed April 28, 2005
	Registration No. 333-124423

Dear Mr. Shindo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the price range and the number of securities offered.

2. Please provide us with copies of all additional artwork and graphics that you intend to include in the prospectus.
Summary, page 1

3. We note the references to the advantages of your product in the first paragraph under "Our Business." If you elect to provide this disclosure in the summary, please provide equally prominent disclosure of the disadvantages of your products. Likewise, provide equally prominent, balancing disclosure to the advantages mentioned under "Fuel Cell Background and Market Opportunity" and "Our Solution."

Our Business, page 1

4. If true, please disclose in your summary section that, to date, you have derived substantially all of your revenue from two customers through contracts related to testing and engineering services and that you have not derived any revenue from commercial sales.

5. We note your belief in the third sentence that your products address the cost, durability, performance and environmental challenges facing commercially available MEAs and membranes. We also note your statement on page 24 that to date, your customers have not commercially deployed your products. Please expand your disclosure to clarify the basis for the belief that you have expressed given that your products have not been commercially deployed to date.

6. Please expand your disclosure here or in another appropriate location in your prospectus to explain briefly the significance of your custom monomers and polymers. Please also briefly highlight whether these custom monomers and polymers are protected by any intellectual property rights.

7. Please revise your disclosure to clarify what you mean by "incumbent technologies." For example, please clarify whether this term refers to other existing proton exchange membrane technologies or to other hydrocarbon-based power sources.

Fuel Cell Background and Market Opportunity, page 1

8. Please tell us whether the 2003 report represents the most recently available data. If so, tell us the basis for your belief that the data remains reliable.

Summary of the Offering, page 3

9. Please reconcile the number of shares to be outstanding after the offering of 18,657,502 on page 3, and 18,113,752 on page 21 and F-3.
Discuss why you believe it is appropriate to exclude the common shares that are subject to repurchase from your dilution table and how you are treating the shares for purposes of your financial statements and why.

Risk Factors, page 6

We may not be able to protect our intellectual property, page 10

10. We note your disclosure in the second paragraph that competitors may have received patents that block or compete with yours.
Clarify
why you cannot determine whether existing patents block or compete with your technology.

The loss of any of our executive officers, page 11

11. We note that your CEO continues to serve as President and as a member of the board of directors of Mehana Brewing Company.
Please
highlight any risks that may arise as a result of these relationships and as a result of the devotion of his efforts to that company.
In
an appropriate section of your document, please also disclose the portion of his time that the CEO devotes to your business.

Capitalization, page 19

12. Please revise to reflect the effects of the conversion of your convertible preferred stock separately from the sale of your common stock in the offering.

Management`s Discussion and Analysis..., page 24

Cost of Revenue, page 25

13. Please clarify your disclosure in the last sentence that you expect your cost of revenue to increase on an absolute basis as license revenue becomes an increasing portion of your revenue. For example, provide a brief description of what expenses will increase as your license revenue increases and the reasons for such increases.

Results of Operations, page 26

14. Please discuss the reasons for the changes in the items that you quantify. For example, we note the list of items at the end of your
"Selling, General and Administrative Expenses" paragraph.

15. Discuss the relationship with Electric Power Development Co.
mentioned in Note 1(e) to your financial statements. Clarify why the relationship terminated.

Critical Accounting Policies, page 29

16. Since your valuation was retrospective, we believe that the following disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:

* The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range;

* Discuss the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet;

* Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated
IPO
price for options granted during the twelve months prior to the date of the most recent balance sheet; and

* Disclose the valuation method used and the reasons why you choose that method.

Business, page 32

17. Please provide the disclosures required by Item 101(c)(1)(xii) and 101(d)(1)(i) of Regulation S-K.

18. We note your risk factors regarding government regulation on pages 9 and 12. Please expand the discussion of your business to describe any material government regulations that will be applicable to your business and products, including any applicable safety and environmental requirements, and your status or efforts in complying with such government regulations and safety requirements.

19. Please clarify how you acquired your technology and what your activities were before your signed the agreements mentioned on pages
24 and 25.

Industry Overview, page 32

20. Please revise this section so that it is clear whether your disclosure and graphics describe fuel cells in general or your fuel cells and technology in particular. For example, the schematic at the bottom of page 34 depicts aspects of a cogeneration system which the other portions of your prospectus do not address. If this overview relates to fuel cell and cogeneration technology in general, please revise your prospectus to disclose how your technology materially differs or improves upon the described technology.

Key Components of an MEA, page 33

21. Please expand your disclosure to describe briefly how the catalyst layers operate to separate the protons and electrons from hydrogen atoms. Please clarify, if true, that your catalysts are unchanged by these chemical reactions. Also, please clarify what limits the run-time of your fuel cells. For example, is the fuel source the limiting factor or do your catalyst layers degrade over time?

Market Opportunities and Potential Growth Sectors ..., page 35

22. Please provide us with copies of the industry reports you cite in this section, and clearly mark the relevant sections that support the data you have included in your prospectus. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Challenges Facing Current MEA and Membrane Technologies ..., page
35

23. Please expand your disclosure to provide a more detailed discussion of the status of your product development efforts. For example, your disclosure should include, among other things, the principal technological and other challenges that must be addressed in order to commercialize your intended products, your current timetable for addressing those technological and other challenges, and your current progress in addressing those technological and other challenges. Please refer to Item 101(c)(1)(ii) of Regulation S-K.

24. Disclose why fuel cell technology is not yet widely used.

Customers and Strategic Relationships, page 38

25. Please summarize how you could materially breach the Nissan agreement.

26. Describe IdaTech.  For example, is this an unrelated entity?
How
did you choose it as a subcontractor? When was it created? How large is it? What is its business?

Sales and Marketing, page 40

27. With a view toward disclosure, please tell us the number of potential customers that have evaluated your products.

Intellectual Property, page 40

28. Please clarify which aspects of your PEM fuel cell technology are protected by your patent. Also, if any general aspects of PEM fuel cell technology are public property, please provide appropriate disclosure.

29. Please expand your disclosure to discuss more fully how your strategy of applying for composition of matter and process patents will provide barriers to entry.

Competition, page 41

30. Please expand your disclosure to include a more robust discussion of your competitive position relative to your competitors, taking into account any publicly available information of the status of product development efforts of those competitors.

31. Clarify whether your current strategic partners are also developing or evaluating competing products.

Management, page 42

Executive Officers and Directors, page 42

32. Please expand the disclosure of Mr. Shindo`s business experience to describe more fully the nature of his responsibilities in his prior positions. As appropriate, include information such as the size of the operation supervised and the nature of the consulting projects undertaken. Please refer to the last two sentences of Item
401(e)(1) of Regulation S-K.

33. Please describe Mr. Nakamoto`s business experience from May
2002
to January 2003.

2005 Equity Incentive Plan, page 48

Share Reserve, page 48

34. Please clarify whether the statement in the last sentence of the first paragraph of this section applies to the automatic increase provisions of the 2005 equity incentive plan or whether the number of shares of your common stock that may be issued pursuant to the exercise of incentive stock options will increase over time in accordance with those automatic increase provisions.

Related Party Transactions, page 54

35. Please clarify the amount that the individual related parties paid for their common stock. Also disclose the conversion rate of the preferred stock.

Principal Stockholders, page 56

36. Please identify the natural persons who beneficially own the shares held by the entities affiliated with Lava Ventures and HEI
Properties, Inc.

Description of Capital Stock, page 58

Certificate of Incorporation and Bylaw Provisions, page 60

37. Please discuss the purpose and effect of the provisions contained in Section 5(b) of the Bylaws that will be effective upon the closing of your offering.

Underwriting, page 63

38. Please tell us the procedures for the electronic offer, sale and distribution of the shares and identify the underwriters who may engage in such a distribution. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
* the communications used;

* the availability of the preliminary prospectus;

* the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

* the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.
   We may have further comment.

Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies and Practices, page F-7

(c) Revenue Recognition, page F-7

39. Please respond to the following comments:

* We note that revenue is recognized over the license period in proportion to the delivery of MEA`s and membranes to the customer. Please tell us why and explain how you allocate revenues to each MEA and membrane. Explain the time pattern or other factors that are involved with the delivery of the MEA`s and membranes. That is, discuss whether or not the deliveries are by contractual dates or based on milestones. Explain whether the MEA`s and membranes are all delivered at the beginning of the license period or evenly over the license term.

* Please explain how you are recording revenues under the September
2004 agreements with Nissan discussed on page 25 and why. Discuss why you recorded $250,000 of the total $1.3 million contract for MEA and membranes in 2005. Explain why you refer to recording a "proportionate" amount for the engineering services agreement based upon product deliveries. We note that you record revenues under engineering services agreements under the completed contract method.
However, it appears that you are recording the revenue for this agreement based upon products delivered. Please explain.

* Please explain how you plan to account for revenues under the March
2005 agreement with Nissan and why. We note the disclosure on page
25.

Note 6. Capital Stock, page F-17

40. Tell us and disclose how you are accounting for and measuring compensation related to your common stock subject to repurchase and tell us why. Please also tell us and disclose how you accounted for the acceleration of the vesting of 325,000 shares of the separating officers` shares.

Note 7. Stock Options, page F-20

41. We noted on page 31 that the company recorded total stock-based compensation expense, which includes expense related to common stock subject to repurchase, of $2.2 million in 2003, $1.3 million in 2004, and $1.3 million in 2005. However, we noted that your discussion in footnote 7 includes a discussion of only $176,000 of stock-based compensation recorded in 2005. Please reconcile and ensure that your disclosure addresses the nature and measurement of, and accounting for compensation expense recognized for all equity based shares issued.

42. Provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value stock, options or warrants granted in during the 12 months prior to the date of the most recent balance sheet is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.

43. Please disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

* Discuss who performed the valuation and if the valuation specialist was a related party, including management, please include a statement disclosing that fact.

Exhibits

44. Please file the March 2004 agreement with Nissan mentioned on page 25.

45. We note that you have requested confidential treatment with regard to several of your of your exhibits. We will review and provide comments on your request separately. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.


* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.


      Sincerely,



      Russell Mancuso
      Branch Chief


cc:	Timothy J. Moore, Esq.
	John T. McKenna, Esq.
	Nicole C. Deiger, Esq.
	Scott B. Paul, Esq.
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Dustin H. Shindo
Hoku Scientific, Inc.
May 25, 2005
Page 11